Exhibit 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months Ended March 31, 2004
Earnings:
Income before income taxes	$113,399
Add:
Interest expense	34,747
Amortization of debt expense	1,788
Interest component of rent expense	5,386
Earnings	$155,320
Fixed Charges:
Interest expense	34,747
Amortization of debt expense	1,788
Interest component of rent expense	5,386

Fixed Charges	$41,921

Ratio of earnings to fixed charges	3.7	x